                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JUNE 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia board of directors meets

2006 FORM 20-F APPROVED

PLAN FOR MERGER BY INCORPORATION OF PROGETTO ITALIA S.p.A. INTO TELECOM ITALIA S.p.A. APPROVED

TELECOM ITALIA INCLUDED IN NEW “FTSE4GOOD” INDEX FOR ENVIRONMENTAL INVESTMENT

Milan, 13 June 2007 – The Board of Directors of Telecom Italia, chaired by Pasquale Pistorio, met today and approved the Annual Report for the year 2006 (Form 20-F). The document is prepared each year in accordance with U.S. regulations, as Telecom Italia is registered with the US Securities and Exchange Commission (SEC) and its shares are listed, in the form of American Depositary Receipts, on the New York stock exchange.

The Form 20-F is based on the accounts information contained in the consolidated results already published in March (prepared according to IFRS accounting standards) and, in substance, translates into a so-called reconciliation of results and balance sheet data with US General Accepted Accounting Principles.

The Board of Directors also approved the plan for the merger by incorporation into Telecom Italia of Progetto Italia S.p.A., a 100% controlled company, to rationalize and simplify the Group’s activities in the area of image enhancement and give Telecom Italia greater direct visibility.

As called for in their respective company bylaws, the merger (which will not involve a capital increase by the incorporating company) will be decided upon by the two companies’ administrative bodies, in accordance with the terms and conditions indicated in article 2505 of the civil code. The operation should be finalized by the end of the year.

To conclude, Telecom Italia has been included in the FTSE4Good Environmental Leaders Europe 40 Index, a new index of the FTSE4Good family, the share indices for sustainable investment created in 2001 by the Financial Times and the London Stock Exchange.  This index includes European companies present in the FTSE4Good Index series that have achieved the best results in the environmental field. The companies chosen must have substantial environmental policies and management systems, be transparent and publish their environmental data.

This is further evidence of the Telecom Italia Group’s commitment to sustainability. Telecom Italia is also member of the Dow Jones Sustainability World Indexes (DJSI World) and Dow Jones STOXX Sustainability Indexes (DJSI STOXX), in the ESI “pioneer” and “excellence” indices (Ethibel Sustainability Index), in the ASPI index (Advanced Sustainable Performance Index), and in the E. Capital Partners Axia indices (“Euro Ethical” and “Euro CSR”).

Telecom Italia is also placed among the 100 best companies in the world for the quality of their sustainability reporting in “The Global Reporters 2006 Survey” conducted by the specialized agency SustainAbility in cooperation with UNEP (United Nations Environmental Program) and the ratings agency Standard & Poor’s.

Telecom Italia

Media Relations

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.com/investors

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 13th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager